SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to §240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Le Gaga Holdings Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
521168 104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	521168 104	Page	2	of	7

1	NAME OF REPORTING PERSON Shing Yung Ma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		687,318,334 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		687,318,334 ordinary shares

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

687,318,334 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

29.97%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	521168 104	Page	3	of	7

1	NAME OF REPORTING PERSON Grow Grand Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		667,318,001 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		667,318,001 ordinary shares

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

667,318,001 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

29.09%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	521168 104	Page	4	of	7

Item 1(a).	Name of Issuer:

Le Gaga Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 1105, The Metropolis Tower
10 Metropolis Drive
Hung Hom, Kowloon
Hong Kong

Item 2(a).	Name of Person Filing:

Shing Yung Ma
Grow Grand Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Shing Yung Ma
Grow Grand Limited
c/o Shing Yung Ma
Le Gaga Holdings Limited
Unit 1105, The Metropolis Tower
10 Metropolis Drive
Hung Hom, Kowloon
Hong Kong

Item 2(c)	Citizenship:

Shing Yung Ma — Hong Kong
Grow Grand Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

521168 104

CUSIP No.	521168 104	Page	5	of	7

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct the	direct	disposition	direct the
Reporting Person	owned:	of class:	vote:	the vote:	of:	disposition of:
Shing Yung Ma	687,318,334	29.97%	687,318,334	0	687,318,334	0

Grow Grand Limited	667,318,001	29.09%	667,318,001	0	667,318,001	0

Grow Grand Limited (“Grow Grand”), a British Virgin Islands company, is the record owner of 667,318,001 ordinary shares of the issuer. Grow Grand is 100% owned by Mr. Shing Yung Ma. Mr. Ma is the sole director of Grow Grand. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Ma may be deemed to be the beneficial owner of all the shares held by Grow Grand. Mr. Ma also directly holds 20,000,000 ordinary shares of the issuer and 333 options exercisable within 60 days after December 31, 2010.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of The Group:

Not applicable.

CUSIP No.	521168 104	Page	6	of	7

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No.	521168 104	Page	7	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2011

/s/ Shing Yung Ma
Shing Yung Ma

Grow Grand Limited
By:	/s/ Shing Yung Ma
	Name:	Shing Yung Ma
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement